SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

PeopleSoft, Inc.

(Name of Subject Company)

PeopleSoft, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

712713106

(CUSIP Number of Class of Securities)

Craig Conway

President and Chief Executive Officer
PeopleSoft, Inc.
4460 Hacienda Drive, Pleasanton, California 94588-8618
(925) 225-3000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Douglas D. Smith, Esq.

Gibson, Dunn & Crutcher LLP
One Montgomery Street
San Francisco, California 94104
(415) 393-8200

          ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

INTRODUCTION

      This Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer by Pepper Acquisition Corp., a Delaware corporation (“Oracle Sub”) and a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all outstanding shares of common stock, par value $0.01 per share, of PeopleSoft, Inc., a Delaware corporation (the “Company”), together with the associated Series A Participating Preferred Stock purchase rights issued as a dividend on the common stock on February 27, 1995 and governed by the First Amended and Restated Preferred Shares Rights Agreement, dated as of December 16, 1997 (the “Rights Plan”), by and between the Company and BankBoston, N.A., as rights agent. The common stock and the associated preferred stock purchase rights are referred to collectively in this Schedule 14D-9 as the “Common Stock.”

Item 1.	Subject Company Information.

      (a) The name of the subject company is PeopleSoft, Inc., a Delaware corporation (“PeopleSoft,” or the “Company”), and the address and telephone number of its principal executive offices is 4460 Hacienda Drive, Pleasanton, California 94588-8618, (925) 225-3000.

      (b) The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of which there were 316,693,919 shares outstanding as of June 1, 2003, with an additional 99,514,595 shares reserved for issuance under the Company’s equity compensation plans, of which 82,387,239 shares are issuable upon or otherwise deliverable in connection with the exercise of outstanding options issued pursuant to such plans.

Item 2.	Identity and Background of Filing Person

      (a) The filing person’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated by reference. The Company’s website is www.peoplesoft.com. The information on the Company’s website should not be considered a part of this statement.

      (b) This Schedule 14D-9 relates to the tender offer by Oracle Sub pursuant to which Oracle Sub has offered to purchase all outstanding shares of Common Stock at a cash purchase price of $16.00 per share. The tender offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Oracle and Oracle Sub with the Securities and Exchange Commission (the “SEC”) on June 9, 2003. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

      According to the Offer to Purchase filed by Oracle and Oracle Sub as Exhibit (a)(1)(i) to the Schedule TO, the business address and telephone number of both Oracle and Oracle Sub is 500 Oracle Parkway, Redwood City, California 94065, (650) 506-7000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

      Except as described in this Schedule 14D-9 or in the excerpts from the Company’s Definitive Proxy Statement, dated April 28, 2003 (the “2003 Proxy Statement”), filed as Exhibit (e)(1) to this Schedule 14D-9, there are no agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (b) Oracle or Oracle Sub or their respective executive officers, directors or affiliates. The excerpts filed as Exhibit (e)(1) to this Schedule 14D-9 are incorporated herein by this reference, and include the information on the following pages and with the following headings from the 2003 Proxy Statement:

•	Page 8, “Severance Arrangements”;

•	Page 10, “CEO Compensation”;

•	Pages 15 and 16, “Board Compensation”;

•	Page 16, “Certain Business Relationships and Transactions with Management”;

•	Pages 16 through 18, “Purpose of the 2003 Plan,” “Description of the 2003 Plan,” “General,” “Administration of the 2003 Plan,” “Eligibility,” “Options,” “Restricted Stock Awards,” “Adjustments Upon Changes in Capitalization,” “Amendment and Termination of the 2003 Plan,” “Transferability of Awards”; and

•	Appendix A, “PeopleSoft, Inc. 2003 Directors Stock Plan.”

Cash Consideration Payable Pursuant to the Offer

      If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of June 1, 2003, the directors and executive officers of the Company beneficially owned in the aggregate 29,094,995 shares of Common Stock (excluding unvested shares of restricted stock and options to purchase Common Stock). If the directors and executive officers were to tender all of their shares for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Oracle Sub, the directors and officers would receive an aggregate of $465,519,920 in cash. As discussed below in Item 4(c), to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

      As of June 1, 2003, the directors and executive officers held (i) options to purchase 14,484,882 shares of Common Stock, 6,125,050 of which were vested and exercisable as of that date, with exercise prices ranging from $9.75 to $40.20 and an aggregate weighted average exercise price of $21.54 per share and (ii) 987,033 shares of restricted Common Stock subject to possible repurchase by the Company. Upon a change of control of the Company, 500,000 shares of restricted Common Stock and 4,315,107 unvested options to purchase Common Stock held by Craig A. Conway and 125,000 unvested options to purchase Common Stock held by Kevin T. Parker will fully vest and will no longer be subject to forfeiture, in each case unless the employee otherwise elects.

Employment Agreements

      PeopleSoft has employment agreements with two of its executive officers, Messrs. Conway and Dubois.

      Mr. Conway, President and Chief Executive Officer of the Company, entered into an employment agreement with PeopleSoft in May 1999, which is filed as Exhibit (e)(2) to this statement and is incorporated by this reference, except to the extent the terms of the agreement are superseded by the amendments described below. The agreement provides for an annual base salary starting at $500,000, subject to annual review. In addition, the agreement provides that Mr. Conway’s bonuses will be determined by the Compensation Committee of the board of directors based on performance criteria established by the Compensation Committee. Pursuant to the employment agreement, in May 1999 the Compensation Committee granted Mr. Conway options to acquire 2,000,000 shares of Company Common Stock at an exercise price of $12.6875 per share with monthly vesting over a four year period, conditioned on Mr. Conway’s continued employment or consulting relationship with PeopleSoft. All of those options have vested by their terms. Also pursuant to the employment agreement, Mr. Conway purchased 500,000 shares of Common Stock at $0.01 per share. Such stock was subject to repurchase by PeopleSoft at its original purchase price, which right expired as to 25% of the shares each year over the four years following the purchase, conditioned on Mr. Conway’s continued employment or consulting relationship with the Company. None of these shares are still subject to repurchase by the Company.

      Pursuant to his employment agreement, Mr. Conway is entitled to severance pay and accelerated vesting of stock options and restricted stock awards initially granted or awarded pursuant to the employment agreement, under certain circumstances. If Mr. Conway is involuntarily terminated other than for cause, or if Mr. Conway voluntarily terminates his employment with PeopleSoft for good reason, the vesting of his stock options and restricted stock will be accelerated to the same extent as such stock would have vested had Mr. Conway remained employed by PeopleSoft for an additional twelve months. Further, Mr. Conway would be entitled to severance equal to one year’s base salary plus target bonus. In the event of a change of control of the Company, Mr. Conway’s unvested stock options and restricted stock would become fully vested and exercisable. Prior to June 6, 2003, the date Oracle announced its intent to commence a tender offer, the Compensation Committee of the board of directors approved amendments to Mr. Conway’s employment agreement to increase the severance payments to two years’ base salary plus target bonus and to provide for the following accelerated vesting of options and restricted stock: (i) immediate vesting of all unvested options and restricted stock upon a change of control of PeopleSoft and (ii) two years’ service credit upon termination of employment without cause or voluntary termination with good reason.

      People Soft also has an employment agreement with Mr. Guy Dubois, Executive Vice President, International, of the Company, which is filed as Exhibit (e)(3) to this statement and is incorporated by this reference. The agreement was originally entered into in 1999 when Mr. Dubois was hired by The Vantive Corporation (acquired by PeopleSoft in December 1999). The agreement, as amended in January 2001, provides for an initial base salary of $215,000 and a target bonus of $246,000, both of which are subject to adjustment. In addition, the agreement includes a provision for an expatriation allowance, a car allowance, a residential relocation allowance and an educational allowance. Mr. Dubois is entitled to severance pay equal to nine months’ salary and pro rata target bonus if his employment is terminated without cause. Either Mr. Dubois or PeopleSoft may terminate the agreement at any time upon three months notice to the other party.

Item 4.	The Solicitation or Recommendation

      (a) Solicitation/ Recommendation.

      The board of directors, at a meeting held on June 8, 2003, formed a committee of independent directors (the “Transaction Committee”), comprised of Frank J. Fanzilli, Jr., Steven D. Goldby, A. George Battle and Cyril J. Yansouni. The board of directors charged the members of the Transaction Committee with evaluating and assessing the terms of Oracle’s tender offer, once announced, in consultation with the financial and legal advisors engaged by the board of directors to render financial advice in connection with, among other things, any tender offer commenced by Oracle. The Transaction Committee also was authorized to obtain all relevant and material facts and information, to direct the activities of such legal and financial advisors, to pursue such due diligence as the Transaction Committee deemed necessary, and to make a final recommendation to the full board of directors regarding any such tender offer.

      After careful consideration, including a thorough review of the terms and conditions of the Offer with the board’s financial and legal advisors, the Transaction Committee and the full board of directors unanimously determined at a meeting on June 11, 2003 that the Offer would undoubtedly face lengthy antitrust scrutiny, with a significant likelihood that the necessary approval would not be granted, that the delays and uncertainties created by Oracle’s Offer, coupled with Oracle’s stated intent to discontinue PeopleSoft’s market-leading products, represent a substantial threat to stockholder value, and that the unsolicited and hostile nature of the Offer, combined with Oracle’s statements, was designed to disrupt the Company’s strong momentum at significant cost to the Company and its 5,100 customers. Therefore, the Transaction Committee determined that the Offer was not in the best interests of the stockholders and unanimously recommended to the board of directors that the full board of directors, in turn, recommend that the Company’s stockholders reject the Offer and not tender their shares to Oracle for purchase.

      Accordingly, the board of directors unanimously recommends that the Company stockholders reject the Offer and not tender shares for purchase pursuant to the Offer.

      A form of letter to the Company’s stockholders and a press release communicating the recommendation of the board of directors are filed as Exhibits (a)(1) and (a)(2) hereto respectively and are incorporated herein by this reference.

      (b) Background of the Offer; Reasons for Recommendation

Background

      On or about June 5, 2002, Craig A. Conway, the President and Chief Executive Officer of the Company, contacted Lawrence J. Ellison, the Chairman and Chief Executive Officer of Oracle, to determine whether Oracle would be interested in selling its enterprise applications business to the Company. On that date, Oracle and the Company entered into a mutual nondisclosure agreement. On the following day, June 6, 2002, Ram Gupta, Peter Gasser, Rick Bergquist and Kevin T. Parker, the Chief Financial Officer of the Company, met in person with Safra Catz, the Executive Vice President of Oracle, and other representatives of Oracle, to discuss the matter. The parties were unable to agree on the terms of any potential sale of Oracle’s enterprise applications business to the Company. Shortly thereafter, Mr. Conway and Mr. Ellison had a brief telephone conversation in which they concluded that they could not agree on mutually acceptable terms to such a transaction. There have been no further discussions between Oracle and PeopleSoft on this subject since that time.

      On June 2, 2003, the Company announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”), among J.D. Edwards & Company (“J.D. Edwards”), the Company, and a wholly owned subsidiary of the Company, pursuant to which the Company would acquire J.D. Edwards in a stock transaction that would create the world’s second largest enterprise applications software company. The proposed merger has been unanimously approved by the respective boards of directors of the Company and J.D. Edwards, but remains subject to the approval of the stockholders of both companies and to the satisfaction or waiver of certain other closing conditions, including the termination or expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). The Merger Agreement relating to the pending J.D. Edwards acquisition was filed as Exhibit 2.1 to J.D. Edwards’ Current Report on Form 8-K filed with the SEC on June 3, 2003 and as Exhibit 1 to the Schedule 13D filed by the Company and a wholly owned subsidiary of the Company on June 11, 2003.

      On June 6, 2003, Oracle announced its intention to commence the Offer on June 9, 2003, in a press release, on an analysts telephone call and in other materials filed with the SEC as tender offer communications filed under cover of Schedule TO. Oracle also delivered a letter to the Company announcing its intention to commence the tender offer and requesting that the board of directors of the Company redeem or render inapplicable all outstanding preferred stock purchase rights. The letter also stated that Oracle was prepared to meet with the Company to discuss the Offer.

      On June 6, 2003, the Company filed a press release regarding the anticipated tender offer. The release was filed by the Company with the SEC as a preliminary communication filed under cover of Schedule 14D-9.

      In response to Oracle’s June 6 announcement, the Company contacted Citigroup Global Markets Inc. (“Citigroup Global Markets”) and Goldman, Sachs & Co. (“Goldman Sachs”) to render financial advice to the board of directors in connection with, among other things, any tender offer commenced by Oracle. In addition, the board of directors retained Gibson, Dunn & Crutcher LLP to render legal advice in connection with any such tender offer.

      On June 8, 2003, the board of directors and its financial and legal advisors met to discuss Oracle’s June 6 announcements and to establish procedures for thoroughly and diligently evaluating the terms of Oracle’s tender offer, once announced. At that meeting, the board’s advisors made presentations to the board of directors regarding the financial terms of the anticipated tender offer (as announced by Oracle), the events that had transpired since Oracle announced its intent to commence a tender offer, legal matters pertaining to the anticipated tender offer and the Company’s response, pending and anticipated litigation, and a preliminary financial analyses of the anticipated tender offer, based on Oracle’s public statements and filings.

      At the June 8th meeting, the board of directors formed the Transaction Committee to analyze the terms of the anticipated tender offer with the financial and legal advisors. Accordingly, the board of directors appointed the members of the Transaction Committee, and charged them with conducting a thorough review and analysis of Oracle’s tender offer, once commenced, with the advice of the financial and legal advisors. The

Transaction Committee also was authorized to direct the actions of the board’s legal and financial advisors and was authorized and directed to make a recommendation to the full board of directors as to the full board’s recommendation to the stockholders of the Company with respect to any Oracle tender offer.

      Following the June 8 board of directors meeting, the Transaction Committee met separately with the board’s legal advisors to discuss the terms of the anticipated tender offer, as described in Oracle’s public statements.

      On June 9, 2003, Oracle and Oracle Sub filed the Schedule TO, commencing the Offer, and Mr. Ellison sent a letter to Mr. Conway requesting a meeting with the board of directors of the Company to discuss the Offer. It was determined that it would not be appropriate to have such a meeting until the board of directors and the Transaction Committee had sufficient time to fully and fairly understand and consider the terms of the Offer and to engage in the necessary consultations with the board’s financial and legal advisors.

      On June 11, 2003, the board of directors, including all of the members of the Transaction Committee, met with the Company’s management and the board’s financial and legal advisors to further consider and discuss the Offer. The legal advisors reviewed and discussed with the board of directors the principal terms of the Offer and presented the board of directors with an update regarding the status of litigation, antitrust and other legal issues relating to the Offer, and an overview of public filing and other obligations of the Company under the tender offer rules and other applicable federal securities laws. At this meeting, the financial advisors presented and discussed their financial analyses of the Offer. The board of directors also reviewed and discussed with its advisors various strategic alternatives and business opportunities. The non-management members of the board of directors also met separately with the legal advisors to further consider and discuss the Offer.

      After careful consideration, including consultation with management and the board’s financial and legal advisors, the Transaction Committee unanimously concluded that the Offer would undoubtedly face lengthy antitrust scrutiny, with a significant likelihood that the necessary approval would not be granted, that the delays and uncertainties created by Oracle’s Offer, coupled with Oracle’s stated intent to discontinue PeopleSoft’s market-leading products, represent a substantial threat to stockholder value, and that the unsolicited and hostile nature of the Offer, combined with Oracle’s statements, was designed to disrupt the Company’s strong momentum at significant cost to the Company and its customers. Therefore, the Transaction Committee determined that the Offer was not in the best interests of the stockholders and unanimously recommended to the full board of directors that the full board, in turn, recommend that the Company’s stockholders reject the Offer and not tender their shares to Oracle for purchase. Following receipt of such recommendation, the full board of directors concurred with the Transaction Committee and also made the same determination as the Transaction Committee regarding the Offer. Therefore, the board of directors determined that the Offer was not in the best interests of the stockholders and unanimously recommended that the Company’s stockholders reject the Offer and not tender their shares to Oracle pursuant to the Offer. The board of directors also authorized the issuance of a press release and the filing of a recommendation statement with the SEC setting forth the board of directors recommendation that the stockholders of the Company reject the Offer.

Reasons for the Recommendation of the Board; Fairness of the Offer

      In reaching the conclusions and in making the recommendation described above, the board of directors and the Transaction Committee consulted with the Company’s management, the board’s financial and legal advisors, and took into account numerous factors, including but not limited to the following:

•	Oracle’s offer raises significant antitrust issues both in the United States and Europe, which would result in a lengthy regulatory approval process and a significant likelihood that the combination would not be approved;

•	A prolonged regulatory approval process, combined with Oracle’s public statements that it would discontinue the Company’s products, creates uncertainty for PeopleSoft’s customers, hindering the Company’s momentum and negatively impacting the Company’s financial performance;

•	The offer dramatically undervalues the Company based on its financial performance, continued market leadership and significant future opportunities;

•	The Company noted that, given the range and scope of conditions to Oracle’s Offer, it is possible that Oracle could elect to not complete the Offer, even if the significant antitrust hurdles could be surmounted, after causing substantial erosion to the Company’s financial strength and customer base, as described above;

•	The Company is reliant on key personnel and highly specialized employees. Because of Oracle’s recent public statements regarding discontinuing the Company’s product lines, making cost reductions following completion of the Offer, and other statements suggesting that numerous personnel might be terminated were the Offer to be completed, the board of directors believes that, if it recommended the Offer, many key employees would pursue other employment opportunities given the uncertainty surrounding the Company’s future and their employment with the Company, which would adversely affect the Company’s business;

•	The $16.00 per share price in the Offer represents only a 5.9% premium to the closing price of the Common Stock on June 5, 2003 (the day before Oracle announced its intent to commence a tender offer), and is 3.6% below the 30-day average trading price and 12.1% below the 180-day average trading price prior to June 6, 2003; and

•	The $16.00 per share price in the Offer has remained below the trading price for the Common Stock since Oracle’s public announcement of its intent to commence the tender offer. The closing price per share of Common Stock on June 11, 2003, the day on which the board of directors made its determination regarding the Offer, was $17.62, which is 10.125% above the $16.00 per share Offer price.

Considerations of the Board

      The foregoing discussion of the information and factors considered by the board of directors and the Transaction Committee is not meant to be exhaustive, but includes the material information, factors and analyses considered by the board of directors and the Transaction Committee in reaching their respective conclusions and recommendations. The members of the board of directors and the Transaction Committee evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and based upon the advice of the board’s financial and legal advisors. In light of the number and variety of factors that the board of directors and the Transaction Committee considered, the members of the board of directors and the Transaction Committee did not find it practicable to assign relative weights to the foregoing factors, although they did determine that the first three factors listed above were the more significant factors in their determination. However, the recommendation of the board of directors and Transaction Committee was made after considering the totality of the information and factors involved. In addition, individual members of the board of directors or the Transaction Committee may have given different weight to different factors.

Recommendation of the Board

      In light of the factors described above, the board of directors and the Transaction Committee each has separately and unanimously determined that the Offer is not in the best interests of the Company stockholders. Therefore, the board of directors unanimously recommends that the stockholders reject the Offer and not tender their shares to Oracle for purchase pursuant to the Offer.

      (c) Intent to Tender

      To the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer. As described in Item 8 below, the Company’s executive officers and directors are parties to a voting agreement with J.D. Edwards that restricts their ability to transfer their shares of Common Stock, including tendering their shares pursuant to the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

      The board of directors has retained Citigroup Global Markets and Goldman Sachs as its financial advisors in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. Citigroup Global Markets and Goldman Sachs will be paid customary fees for such services. In addition, Citigroup Global Markets and Goldman Sachs will be reimbursed for their respective reasonable out-of-pocket expenses (including fees and disbursements of their respective legal counsel), and Citigroup Global Markets and Goldman Sachs and certain related persons will be indemnified against certain liabilities relating to or arising out of the engagement.

      The Company also has engaged Georgeson Shareholder Communications Inc. (“Georgeson”) to assist it in connection with the Company’s communications with its stockholders with respect to the Offer. The Company has agreed to pay customary compensation to Georgeson for such services. In addition, the Company has agreed to reimburse Georgeson for its reasonable out-of-pocket expenses and to indemnify them and certain related persons against certain liabilities relating to or arising out of the engagement.

      The Company has retained Joele Frank, Wilkinson Brimmer Katcher as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse Joele Frank, Wilkinson Brimmer Katcher for its out-of-pocket expenses arising out of or in connection with the engagement.

      Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

      (a) Except as described below, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

	Date of	Nature of	Number of Shares of
Name	Transaction	Transaction	Common Stock	Price

Nanci Caldwell	04/30/03	Sale*	1,563	$15.30
Nanci Caldwell	05/05/03	Sale*	1,132	$16.65
Nanci Caldwell	05/05/03	Sale*	430	$16.66
Craig Conway	05/10/03	Sale**	47,159	$16.11
Guy E. Dubois	05/05/03	Sale*	3,125	$16.56
David A. Duffield	04/16/03	Sale*	25,000	$15.12
David A. Duffield	04/23/03	Sale*	25,000	$15.17
David A. Duffield	04/30/03	Sale*	25,000	$15.27
David A. Duffield	05/05/03	Gift	1,190	$16.56
David A. Duffield	05/07/03	Sale*	25,000	$16.32
David A. Duffield	05/14/03	Sale*	25,000	$15.95
David A. Duffield	05/15/03	Gift	3,807	$15.97
David A. Duffield	05/21/03	Sale*	25,000	$14.81
David A. Duffield	05/28/03	Sale*	25,000	$15.86
David A. Duffield	06/04/03	Sale*	25,000	$15.22
David A. Duffield	06/11/03	Sale*	25,000	$17.64
Michael Gregoire	04/30/03	Sale*	1,563	$15.22
Michael Gregoire	05/05/03	Sale*	1,562	$16.55
Ram Gupta	05/05/03	Sale*	3,125	$16.65
Anne S. Jordan	05/05/03	Sale**	295	$16.67

	Date of	Nature of	Number of Shares of
Name	Transaction	Transaction	Common Stock	Price

Kevin T. Parker	04/30/03	Sale*	8,333	$15.30
Kevin T. Parker	05/05/03	Sale*	2,187	$16.65
W. Philip Wilmington	04/30/03	Sale*	1,563	$15.22
W. Philip Wilmington	05/05/03	Sale*	3,125	$16.55

*	Sale pursuant to Rule 10b5-1(c) trading plan.

**	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of restricted stock in accordance with Rule 16b-3.

Item 7.	Purposes of the Transaction and Plans or Proposals

      (a) The Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

      (b) There is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a) immediately above.

Item 8.	Additional Information

      The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Voting Agreements

      General Terms. Each of the Company’s directors and executive officers, including A. George Battle, Aneel Bhusri, Nanci Caldwell, Craig A. Conway, Guy E. Dubois, David A. Duffield, Frank J. Fanzilli, Jr., Steven D. Goldby, Michael Gregoire, Ram Gupta, Anne S. Jordan, Kevin T. Parker, W. Philip Wilmington, and Cyril J. Yansouni, has entered into an irrevocable proxy and voting agreement with J.D. Edwards, in connection with the Merger Agreement. Pursuant to these agreements, each director and executive officer has agreed to vote his or her shares of Common Stock: (i) in favor of the proposed merger acquisition of J.D. Edwards pursuant to the Merger Agreement; (ii) against actions that likely would result in conditions of J.D. Edwards’ obligations to complete the merger not being fulfilled; and (iii) against electing any group of individuals to replace a majority of the present members of the Company’s board of directors.

      Pursuant to these agreements, these directors and executive officers also have granted J.D. Edwards an irrevocable proxy to vote his or her shares of Common Stock in favor of the proposed merger and against replacement of the members of the board of directors, as described above. The provisions of these agreements specify that they do not limit or otherwise restrict any act or omission the directors and executive officers may undertake or authorize in their capacity as a director or officer of the Company, including any voting action with respect to matters presented to the Company’s board of directors. These directors and executive officers as a group collectively hold 29,094,995 shares of Common Stock representing approximately 9.19% of the outstanding shares of Common Stock as of June 1, 2003. The form of the voting agreements was filed as Exhibit 2 to the Company’s Schedule 13D, filed with the SEC on June 10, 2003.

      Transfer Restrictions. Subject to certain exceptions, each irrevocable proxy and voting agreement restricts or limits the ability of each director and executive officer to sell, transfer, pledge, assign or otherwise dispose of, or grant any proxies with respect to, any of his or her shares of Common Stock, or to agree to do the foregoing, other than with J.D. Edwards’ prior written consent. Accordingly, the directors and executive officers of the Company cannot transfer their shares of Common Stock to Oracle Sub in the tender offer unless the proposed merger with J.D. Edwards is consummated, the Merger Agreement is terminated, the voting agreements are amended or the restriction on transfer is waived by J.D. Edwards.

      Termination. The irrevocable proxy and voting agreements will terminate upon the earlier to occur of (a) the completion of the merger and (b) the termination of the Merger Agreement in accordance with its terms.

     Litigation Matters

      On June 6, 2003, Felix Ezeir, Teresita Fay, Robert Crescente, Robert Corwin and Ernest Hack, all of whom purport to be stockholders of the Company, each filed a putative stockholder class action suit in the Delaware Court of Chancery against the Company and several of its officers and directors alleging that the defendants breached their fiduciary duties in connection with the Company’s response to Oracle’s tender offer purportedly announced on June 6, 2003. Plaintiffs in each of the actions seek injunctive relief and an accounting.

      On June 6, 2003, Doris Staehr, who purports to be a stockholder of the Company, filed a putative stockholder class action suit in the California Superior Court for the County of Alameda against several of the Company’s executive officers and directors alleging that the defendants breached their fiduciary duties in connection with what the plaintiff characterizes as the Company’s plan to sell itself to Oracle. Plaintiff seeks injunctive, rescissory and declaratory relief.

      On June 6, 2003, the West Virginia Laborers Pension Trust Fund, which purports to be a stockholder of the Company, filed a putative stockholder class action suit in the California Superior Court for the County of Alameda against several of the Company’s officers and directors alleging that the defendants breached their fiduciary duties in connection with the Company’s definitive agreement to acquire J.D. Edwards, and with the implementation of the 2003 Directors Stock Plan, which was approved by the stockholders of the Company at the 2003 Annual Meeting of Stockholders. Plaintiff seeks injunctive and declaratory relief.

      On June 6, 2003, Lorie McBride, who purports to be a stockholder of the Company, filed a putative stockholder class action suit in the California Superior Court for the County of Alameda against the Company and the members of the board of directors alleging that the named individual defendants breached their fiduciary duties and other common law duties in connection with their response to Oracle’s tender offer purportedly announced on June 6, 2003. Plaintiff seeks injunctive relief and an accounting.

      On June 10, 2003, Stephen C. Padness, who purports to be a stockholder of the Company, filed a putative stockholder class action suit in the Delaware Court of Chancery against the Company and several of its officers and directors alleging that the defendants breached their fiduciary duties in connection with the Company’s response to Oracle’s tender offer purportedly announced on June 6, 2003. Plaintiff seeks injunctive relief and an accounting.

      On June 10, Ray Baldi, who purports to be a stockholder of the Company, filed a putative stockholder class action suit in the Superior Court of California for the County of Alameda against the Company and several of the Company’s officers and directors alleging that the defendants breached their fiduciary duties in connection with the Company’s response to Oracle’s tender offer purportedly announced on June 6, 2003. Plaintiff seeks injunctive and declaratory relief.

      The Company believes that the claims and allegations asserted in each of the foregoing putative class action suits are without merit, and intends to vigorously defend against these lawsuits.

Board Action Regarding Stockholder Rights Plan

      At its meeting on June 11, 2003, the board of directors took action, as permitted by the Rights Plan, to postpone the Distribution Date (as defined in the Rights Plan), which otherwise would be triggered by the Offer, to that time immediately preceding consummation of any transaction or series of related transactions in which a Person (as defined in the Rights Plan) becomes, or will likely become (as determined by the

Company’s board of directors), an Acquiring Person (as defined in the Rights Plan). Until the Distribution Date, the preferred stock purchase rights will continue to be evidenced by the certificates for the shares of Common Stock of the Company and the preferred stock purchase rights will be transferable only in connection with the transfer of the associated shares of Common Stock.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Press release issued by PeopleSoft on June 12, 2003
(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)
(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders
(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)
(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PEOPLESOFT, INC.

By:	/s/ KEVIN T. PARKER

Kevin T. Parker
Executive Vice President
Finance and Administration,
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: June 12, 2003

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)	Press release issued by PeopleSoft on June 12, 2003
(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)
(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders
(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)
(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)